UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2005
Commission File No. 1-4329
Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
COOPER TIRE & RUBBER COMPANY
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	34-4297750 (I.R.S. employer identification no.)
Lima and Western Avenues, Findlay, Ohio 45840
(Address of principal executive offices)
(Zip code)
(419) 423-1321
(Registrant’s telephone number, including area code)

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
ITEM 1. Not applicable.
ITEM 2. Not applicable.
ITEM 3. Not applicable.
ITEM 4. FINANCIAL STATEMENTS OF THE PLAN
The Financial Statements of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) for the fiscal year ended December 31, 2005, together with the report of Ernst & Young LLP, independent auditors, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.
EXHIBITS:
(23) Consent of Independent Registered Public Accounting Firm
(99) Certification Pursuant To 18 U.S.C. § 1350
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY

/s/ Philip G. Weaver

PHILIP G. WEAVER
Vice President and Chief Financial Officer
Plan Administrator
Date: June 21, 2006

Financial Statements and Supplemental Schedule
Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
December 31, 2005 and 2004, and Year Ended December 31, 2005
With Report of Independent Registered Public Accounting Firm

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004,
Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm
The Pre-Tax Savings Plan Committee
Cooper Tire & Rubber Company
  Pre-Tax Savings Plan (Findlay)
We have audited the accompanying statements of net assets available for benefits of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 2, 2006

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Investments, at market or contract value:
Interest in investment trust	$18,963,235	$21,935,767
Mutual funds	19,521,209	16,724,414
Participant loans	1,100,841	657,896

	39,585,285	39,318,077

Cash, non-interest-bearing	138,448	117,811

Receivables:
Participant contributions	46,374	43,464
Employer contributions	—	1,045,593
Interest receivable	8	2,647

Net assets available for benefits	$39,770,115	$40,527,592

See accompanying notes.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions
Investment income (Notes 3 and 4):
Interest and dividends	$1,279,956

Contributions:
Participant	3,803,846

Total additions	5,083,802

Deductions
Net depreciation in fair value of investments	4,073,441
Participant withdrawals	1,759,483
Other	8,355

Total deductions	5,841,279

Net decrease	(757,477)

Net assets available for benefits:
Beginning of year	40,527,592

End of year	$39,770,115

See accompanying notes.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements
December 31, 2005
1. Description of Plan
The following description of Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan, as amended and restated effective January 1, 2001, is a defined contribution plan covering all hourly employees who have completed 30 days of continuous credited service and are covered by the collective bargaining agreement between the United Steelworkers of America Local #207 and Cooper Tire & Rubber Company (the Company and the Plan Administrator). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Each year, participants may contribute up to 25% (15% prior to July 1, 2004) of their pretax compensation. Participants may direct their contributions to any of the Plan’s investment fund options.
The employer contributions to the Plan are made annually by the Company as provided in the Plan document and at the discretion of the Company’s Board of Directors. All employer contributions are invested by the Investment Trust (see Note 4) in Cooper Tire & Rubber Company common stock until they become vested, after which they are invested as directed by the participant. There were no Company contributions to the Plan for the year ended December 31, 2005.
Participant Accounts
Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions, their allocation of the Company’s contributions and plan earnings. The benefit to which a participant is entitled to the benefit that can be provided from the participant’s account.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Forfeitures
At December 31, 2005 forfeited nonvested accounts totaled $2,467. These accounts will be used to reduce future employer contributions. The 2004 employer contribution received by the Plan in 2005 was reduced by $9,000 from forfeited nonvested accounts.
Vesting
The participants are immediately vested in their contributions plus actual earnings thereon. After five years, the participants are 100% vested in the Company’s contributions plus actual earnings thereon.
Participant Loans
Effective July 1, 2004, the Plan was amended to allow participants to borrow the lesser of 50% of the vested value of their entire account or $50,000. The interest rate is established based on the prime rate. Interest rates as of December 31, 2005 range from 4.0% to 7.0%. The loan repayment schedule can be no longer than 60 months. Principal and interest is paid ratably through payroll deductions.
Participant Withdrawals
In the event of retirement, death, termination, permanent disability, or other separation from service, participants are entitled to receive an amount equal to the value of the vested interest in their accounts. Payment of benefits may be taken in a lump sum distribution or in two lump sum installments. The Plan was amended in 2005 to state that participants who are entitled to a benefit for the reasons outlined above are required to take a lump sum distribution if their vested balance is less than $1,000.
In the event of hardship, as defined, participants may make a partial or full distribution of their accounts, subject to certain tax withholdings.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Termination of the Plan
Although it has not expressed any intent to do so, the Company has the right, under the Plan to discontinue its contribution at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. Participant withdrawals are recorded upon distribution.
Investment Valuation and Recognition
Except for the investment contracts held in the Investment Trust, the Plan’s investments are stated at fair value, which equals the quoted market price on the last business day of the plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.
Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 4.6% and 4.5% in 2005 and 2004, respectively. The crediting interest rate for these investment contracts is reset monthly by the issuer but cannot be less than zero and ranged from 3.9% to 8.4% at December 31, 2005, and 3.5% to 6.6% at December 31, 2004.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Administrative Expenses
The Company pays the administrative expenses of the Plan, unless the expenses relate to specific investment directions of the participant.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board issued Staff Position AAG INV-1 and SOP 94-4-1 (FSP), Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans. This FSP requires that fully benefit-responsive investment contracts be reported at fair value. The effective date for implementation of this FSP is for fiscal years ending after December 15, 2006. Upon adoption in 2006, the implementation of this FSP is not expected to have a material impact on the Plan’s financial statements.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
3. Investments
During 2005, the Plan’s investments (including investments purchased, sold as well as held during the year) (depreciated) appreciated in fair value, as determined by quoted market prices, as follows:

Net Realized
and Unrealized
(Depreciation)
Appreciation in
Fair Value of
Investments
Interest in investment trust	$(4,463,388)
Mutual funds	389,947

$(4,073,441)

Investments in mutual funds that exceed 5% or more of the Plan net assets available for benefits are as follows:

	December 31
	2005	2004

Investment Company of America Fund	$7,369,728	$6,539,306
American Washington Mutual Investors Fund	7,442,065	6,467,987
4. Investment Trust
Certain investments of the Plan are held in an Investment Trust, which also combines similar investments of the other defined contribution plans sponsored by the Company. Each participating retirement plan has an undivided interest in the Investment Trust. Cooper Tire & Rubber Company common stock held in the Investment Trust includes non-participant-directed and participant-directed investments. The Plan’s interest in the Investment Trust was determined by the Plan’s relative asset value to the Investment Trust’s total asset value at the end of the year. Investment income is allocated to the Plan based on its pro rata share in the net assets of the Investment Trust.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
4. Investment Trust (continued)
At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Investment Trust was approximately 10.6% and 10.1%, respectively.
The following presents the fair value of the investments in the Investment Trust:

	December 31
	2005	2004

Investments, at fair value:
Cooper Tire & Rubber Company common stock*	$85,020,990	$129,838,642
Investment contracts	90,449,621	84,373,742
Money market mutual fund	2,649,180	4,005,562

Total assets	$178,119,791	$218,217,946

*	Includes non-participant-directed shares
The fair value of the investment contracts was $91,025,547 and $88,049,780 at December 31, 2005 and 2004, respectively.
Investment income (loss) for the Investment Trust for the year ended December 31, 2005, is as follows:

Interest and dividends	$6,518,273
Net depreciation in fair value of investments as determined by quoted market prices:
Common stock	(34,602,678)

$(28,084,405)

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
5. Non-participant-Directed Investments
Cooper Tire & Rubber Company common stock held in the investment trust includes non-participant-directed investments. Information about the significant components of changes in net assets related to the non-participant-directed investments for the year ended December 31, 2005, is as follows:

Contributions	$11,793,230
Dividends	2,444,195
Net depreciation in fair value of investment	(34,602,678)
Participant withdrawals	—
Transfers out to other investment options	(24,452,399)
6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
7. Related-Party Transactions
Certain plan investments are shares of mutual funds managed by the trustee, National City Bank, and, therefore, these transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party in interest.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
EIN #34-4297750      Plan #014
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2005

	Description of Investment
Identity of Issue,	Including Maturity Date,
Borrower, Lessor, or	Rate of Interest, Collateral,	Current
Identity of Issue	Par, or Maturity Value	Value

Investments held by National City Bank:
Mutual Funds:
American Funds	235,004.06 shares, Investment Company of America Fund	$7,369,728
	241,312.12 shares, American Washington Mutual Investors Fund	7,442,065
Janus Funds	31,243.74 shares, Janus Worldwide Fund	1,354,104
Invesco Funds	71,361.05 shares, Aim Stock Funds	1,299,485
MFS Family of Funds	84,951.55 shares, Massachusetts Investors Growth Stock Funds	1,090,778
Aim Funds Group	43,978.35 shares, Balanced Fund Class A Shares	538,735
*Allegiant	39,537.93 shares, Allegiant Equity Index Fund #42	423,847

Money Market Fund:
*Allegiant	2,466.71 shares, Allegiant Government Money Market Fund #509	2,467

Participant loans	Interest rates ranging from 4.0% to 7.0%, latest maturity date March 2011	1,100,841

		$20,622,050

*	Indicates party-in-interest to the Plan